UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QUOTEMEDIA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

749114104

(CUSIP Number)

Michael H. Giles Harland Group LLC 1220 Main Street, Suite 400 Vancouver, WA 98660 (888) 994-4552	with copies to: Joseph F. Bailey Perkins Coie LLP 1120 NW Couch Street, 10th Floor Portland, OR 97209 (503) 727-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749114104

1.	Names of reporting persons Harland Group LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Washington

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,956,735*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,956,735*

11.	Aggregate amount beneficially owned by each reporting person 8,956,735*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9%*
14.	Type of reporting person (see instructions) HC

*

Harland Group LLC (“Harland Group”) directly owns 8,956,735 shares of Common Stock of the Issuer, representing approximately 9.9% of the 90,477,798 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024. Prior to September 28, 2023, FinTech HQ Inc. (“FinTech HQ”), a corporation of which Harland Group was the sole stockholder, directly owned 7,166,032 shares of Common Stock of the Issuer. On September 28, 2023, FinTech HQ dissolved and transferred all of its shares of Common Stock of the Issuer to Harland Group. Michael H. Giles is the sole member and sole manager of Harland Group, exercises voting and dispositive power over the shares of Common Stock of the Issuer owned by Harland Group and may be deemed to beneficially own the 8,956,735 shares of Common Stock owned directly by Harland Group, or 9.9% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report (the “Report Date”).

CUSIP No. 749114104

1.	Names of reporting persons Michael H. Giles
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,956,735*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,956,735*

11.	Aggregate amount beneficially owned by each reporting person 8,956,735*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9%*
14.	Type of reporting person (see instructions) IN

*

Harland Group directly owns 8,956,735 shares of Common Stock of the Issuer, representing approximately 9.9% of the 90,477,798 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024. Michael H. Giles is the sole member and sole manager of Harland Group, exercises voting and dispositive power over the shares of Common Stock of the Issuer owned by Harland Group and may be deemed to beneficially own the 8,956,735 shares of Common Stock owned directly by Harland Group, or 9.9% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of QuoteMedia, Inc., a Nevada corporation (the “Issuer”) and is being filed to amend the initial statement on Schedule 13D filed on December 29, 2022, as amended by that certain Amendment No. 1 filed on May 24, 2023 (the “Schedule 13D”).

Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being jointly filed by (i) Harland Group LLC (“Harland Group”), and (ii) Michael H. Giles. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Michael H. Giles is the sole member and sole manager of Harland Group and exercises voting and dispositive power over the shares of the Issuer’s Common Stock held by Harland Group. This Schedule 13D relates to the shares of the Issuer’s Common Stock directly owned by Harland Group. As a result of the foregoing, as of the date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Harland Group may be deemed to beneficially own approximately 9.9% of the shares of the Issuer’s Common Stock, and Mr. Giles may be deemed to beneficially own approximately 9.9% of the shares of the Issuer’s Common Stock each outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024 (the “Report Date”).

The principal business address of the Reporting Persons is 1220 Main Street, Suite 400, Vancouver, WA 98660.

The principal business of Harland Group is investments. The principal occupation of Michael H. Giles is an entrepreneur and investor.

Neither the Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Harland Group is a limited liability company organized under the laws of the State of Washington. Mr. Giles is an Australian citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On September 1, 2023, Harland Group used cash in the aggregate amount of $259,250 from its working capital to purchase an additional 850,000 shares of Common Stock reported herein. No borrowed funds were used to purchase any of those shares.

On November 20, 2024, Harland Group used cash in the aggregate amount of $135,121 from its working capital to purchase an additional 702,000 shares of Common Stock reported herein. No borrowed funds were used to purchase any of those shares.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Harland Group directly owns 8,956,735 shares of Common Stock of the Issuer, representing approximately 9.9% of the shares of Common Stock of the Issuer outstanding. Mr. Giles may be deemed to beneficially own the 8,956,735 shares of Common Stock of the Issuer owned directly by Harland Group. The aggregate percentage of Common Stock of the Issuer reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 90,477,798 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024.

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) Each of Harland Group and Michael H. Giles, as the sole member and sole manager of Harland Group, has shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of the 8,956,735 shares of Common Stock of the Issuer owned directly by Harland Group.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c) Set forth in the table below are all transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through November 22, 2024. All transactions in the Common Stock were effected on the open market.

Reporting Person	Date of Transaction	Amount of Shares	Price Per Share
Harland Group	11/20/2024	702,000	$0.1925

Except as set forth in this Schedule 13D/A, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Effective January 30, 2023, Harland Group transferred the 238,703 shares of Common Stock it owned directly to FinTech HQ pursuant to a loan arrangement between Harland Group and FinTech HQ.

Effective September 28, 2023, FinTech HQ dissolved and transferred the 7,404,735 shares of Common Stock of the Issuer it owned directly to Harland Group.

Except as set forth in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

HARLAND GROUP LLC

By:	/s/ Michael H. Giles
Michael H. Giles, Sole Manager/Sole Member

/s/ Michael H. Giles
Michael H. Giles